UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2017

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing, 100102
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TABLE OF CONTENTS

Exhibit 99.1 — Press release: Phoenix New Media to Hold 2017 Annual General Meeting on November 16, 2017

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Proxy Statement for Annual General Meeting

Exhibit 99.4 — Form of Proxy for Annual General Meeting

Exhibit 99.5 — Voting Card for American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

	By:	/s/ Betty Yip Ho
	Name:	Betty Yip Ho
	Title:	Chief Financial Officer

Date: October 16, 2017